[BCD LETTERHEAD]

June 24, 2008

VIA EDGAR

Eduardo Aleman, Esq.

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	BCD Semiconductor Manufacturing Limited

Registration Statement on Form F-1 (File No. 333-148893)

Request for Withdrawal

Dear Mr. Aleman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), BCD Semiconductor Manufacturing Limited (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Registrant’s Registration Statement on Form F-1, File No. 333-148893, and all amendments and exhibits thereto (the “Registration Statement”).

The Registrant requests withdrawal of the Registration Statement because it has determined not to proceed with the public offering contemplated by the Registration Statement for the foreseeable future due to the difficult market conditions for initial public offerings. No securities were sold in connection with the previously contemplated offering. In accordance with Rule 477(c) under the Securities Act, the Registrant advises that it may undertake a subsequent private offering of securities in reliance upon Rule 155(c) under the Securities Act. The Registrant requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you have any questions or require further information or documentation, please do not hesitate to contact me at +86-21-6485-1491.

Very truly yours,

/s/ TUNG-YI CHAN
Tung Yi Chan
Chief Executive Officer
BCD Semiconductor Manufacturing Limited

cc:	Carmen Chang

Don Williams

Steve Bernard

Scott Anthony

Wilson Sonsini Goodrich & Rosati, P.C.

John Crowley

Davis Polk & Wardwell

Paul Thurston

Anna Wang

Jimmy S. Wu

Deloitte & Touche